Sub-Item 77C: Matters submitted to a vote of security holders

At Registrant's Annual Meeting of Shareholders held on January 12, 2001, the following proposals were voted upon:

The proposed Investment Advisory Agreement with Davis-Dinsmore Management Company was approved, with 7,733,609 shares voted for, 836,057 shares voted against, and 112,638 shares abstaining.

The proposal to amend the Articles of Incorporation that would give shareholders the right to tender their shares during the current fiscal year did not pass, as 1,487,244 shares voted for, 3,050,682 shares voted against, 378,917 shares abstaining and 3,765,461 shares were broker non-votes.